Exhibit 99.2

Renren Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RENN)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on December 22, 2017

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Renren Inc. (the “Company”) will be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China on December 22, 2017 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 10, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@renren-inc.com.

Holders of the Company’s ordinary shares or ADSs may access the Company’s annual report on Form 20-F for the year ended December 31, 2016 (the “20-F”) on the investor relations section of our website at http://ir.renren-inc.com, and may obtain a hard copy of the 20-F free of charge upon request in writing to Cynthia Liu, Investor Relations Department, Renren Inc., 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China, or by email to ir@renren-inc.com.

By Order of the Board of Directors,
Renren Inc.

By:	/s/ Joseph Chen
Name:	Joseph Chen
Title:	Chairman and Chief Executive Officer

Beijing, China

November 6, 2017